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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 4
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

TRINA SOLAR LIMITED
(Name of the Issuer)

Trina Solar Limited
Fortune Solar Holdings Limited
Red Viburnum Company Limited
Mr. Jifan Gao
Ms. Chunyan Wu
Wonder World Limited
Jiangsu Panji Investment Co., Ltd.
Shanghai Xingsheng Equity Investment & Management Co., Ltd.
Shanghai Xingjing Investment Management Co., Ltd.
Great Zhongou Asset Management (Shanghai) Co., Ltd.
Tibet Great Zhongou New Energy Investment Co., Ltd.
Liuan Xinshi Asset Management Co., Ltd.
Changzhou Ruitai Venture Investment Management Co., Ltd.
Mr. Li Zhu
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00001 per share
American Depositary Shares, each representing 50 Ordinary Shares
(Title of Class of Securities)

89628E104
(CUSIP Number)

Trina Solar Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8548 2008	Fortune Solar Holdings Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8517 6806
Red Viburnum Company Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8517 6806	Mr. Jifan Gao Ms. Chunyan Wu Wonder World Limited No. 2 Tian He Road Electronics Park, New District Changzhou, Jiangsu 213031 People's Republic of China Tel: (+86) 519 8517 6806
Jiangsu Panji Investment Co., Ltd. Suite 2001, Building 5, Times Business Square New North District, Changzhou, Jiangsu 213022 People's Republic of China Tel: (+86) 519 8517 6806	Shanghai Xingsheng Equity Investment & Management Co., Ltd. Building 7, Fortune Plaza, 198 Puming Road Pudong, Shanghai, 200120 People's Republic of China Tel: (+86) 21 2221 1888
Shanghai Xingjing Investment Management Co., Ltd. Floor 29, China Merchant Bank Shanghai Plaza, 1088 Lujiazui Ring Road Pudong, Shanghai 200122 People's Republic of China Tel: (+86) 21 2065 5537	Great Zhongou Asset Management (Shanghai) Co., Ltd. 8th Floor, Bank of East Asia Finance Tower 66 Hua Yuan Shi Qiao Road Shanghai 200120 People's Republic of China Tel: (+86) 21 6860 9600

Tibet Great Zhongou New Energy Investment Co., Ltd. 8th Floor, Bank of East Asia Finance Tower 66 Hua Yuan Shi Qiao Road Shanghai 200120 People's Republic of China Tel: (+86) 21 6860 9600	Liuan Xinshi Asset Management Co., Ltd. Floor 6, Agriculture Science Building, South Meishan Road, Liuan, Anhui 237001 People's Republic of China Tel: (+86) 564 3319 533

Changzhou Ruitai Venture Investment Management Co., Ltd.
Mr. Li Zhu
Room 508, Building B
No. 3 High-Tech Park, New District
Changzhou, Jiangsu 213002
People's Republic of China
Tel: (+86) 510 8108-1861
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
David T. Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: (+852) 3761 3300	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People's Republic of China Telephone: (+86) 10 6535 5577

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$1,040,014,860	$104,729.50

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.232 for 4,339,044,438 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 100,145,150 Shares multiplied by $0.079 per option (which is the difference between the $0.232 per share merger consideration and the weighted average exercise price of $0.153 per share) plus (c) the product of 109,677,081 restricted shares multiplied by $0.232 per share ((a), (b) and (c) together, the "Transaction Valuation").

** Previously paid. The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

              This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Trina Solar Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.00001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing 50 Shares ("ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Fortune Solar Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) Red Viburnum Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Jifan Gao, chairman and chief executive officer of the Company (the "Chairman"); (e) Ms. Chunyan Wu, a citizen of the People's Republic of China, the spouse of the Chairman; (f) Wonder World Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (together with the Chairman and Ms. Chunyan Wu, the "Rollover Securityholders"); (g) Jiangsu Panji Investment Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (h) Shanghai Xingsheng Equity Investment & Management Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (i) Shanghai Xingjing Investment Management Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (j) Great Zhongou Asset Management (Shanghai) Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (k) Tibet Great Zhongou New Energy Investment Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (l) Liuan Xinshi Asset Management Co., Ltd., a limited liability company organized under the laws of People's Republic of China; (m) Changzhou Ruitai Venture Investment Management Co., Ltd., a limited liability company incorporated under the laws of the People's Republic of China; and (n) Mr. Li Zhu, a citizen of the People's Republic of China. Filing Persons (b) through (m) are collectively referred to herein as the "Buyer Group."

              On August 1, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the "plan of merger"). On October 18, 2016, Parent, Merger Sub and the Company entered into amendment number one to the agreement and plan of merger (as amended, the "merger agreement"). If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving company resulting from the merger.

              Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) beneficially owned by the Rollover Securityholders (the "Rollover Securities"), (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the merger, (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company share awards (each a "Company Share Award") issued by the Company under any Company Share Plan (as defined below), and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' rights under the Companies Law, Cap. 22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands ("Cayman Islands Companies Law") (the "Dissenting

Shares") (Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), will be cancelled in exchange for the right to receive $0.232 in cash without interest, and for the avoidance of doubt, because each ADS represents 50 Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $11.60 in cash per ADS without interest (less $0.05 per ADS cancellation fees and (if applicable) up to $0.02 per ADS depositary services fee pursuant to the terms of the deposit agreement (the "deposit agreement"), dated December 2, 2008, by and among the Company, The Bank of New York Mellon, (the "ADS depositary") and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value as determined in accordance with the Cayman Islands Companies Law.

              At the effective time of the merger, (i) each option to purchase Shares granted under the Company's Amended and Restated Share Incentive Plan, effective as of August 28, 2014 (the "Company Share Plan") that is issued and outstanding immediately prior to the effective time and shall have become vested on or prior to the effective time will be cancelled in exchange for the right to receive, as soon as practicable (and in any event no more than five business days) after the effective time of the merger, an amount equal to the product of (a) the excess of $0.232 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such option immediately prior to the effective time, (ii) each option to purchase Shares granted under the Company Share Plan that is issued and outstanding immediately prior to the effective time and shall not have become vested on or prior to the effective time will be cancelled in exchange for the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such option, in an amount equal to the product of (a) the excess of $0.232 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such option immediately prior to the effective time, and (iii) each restricted share awarded under the Company Share Plan immediately prior to the effective time will be cancelled in exchange for the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such restricted share, in an amount equal to the product of (a) $0.232 and (b) the total number of Shares underlying such restricted share, without interest and net of any applicable withholding taxes.

              Under the terms of the rollover and support agreement entered into by and among Parent and the Rollover Securityholders (the "Rollover and Support Agreement") concurrently with the consummation of the merger, (i) the Rollover Securities shall be cancelled for no consideration; (ii) the Rollover Securityholders shall subscribe for the number of newly issued ordinary shares of Parent as set forth in the Rollover and Support Agreement; and (iii) the Rollover Securityholders shall vote the Rollover Securities in favor of the merger, in each case, upon the terms and conditions set forth therein.

              The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

              The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

              Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

              All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1  Summary Term Sheet

              The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    •
    "Summary Term Sheet"

    •
    "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2  Subject Company Information

  (a)
  Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  (b)
  Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

  •
  "The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (c)
  Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs"

  (d)
  Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Dividend Policy"

  (e)
  Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs—Prior Public Offerings"

  (f)
  Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  •
  "Special Factors—Related Party Transactions"

Item 3  Identity and Background of Filing Person

  (a)
  Name and Address. Trina Solar Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

  (b)
  Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

  (c)
  Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 4  Terms of the Transaction

  (a)
  (1)       Material Terms—Tender Offers. Not applicable.

  (a)
  (2)       Material Terms—Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

  (b)
  Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

    •
    "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

  (c)
  Dissenters' Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenters' Rights"

  •
  "Annex C—Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands—Section 238"

  (d)
  Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

  (e)
  Eligibility of Listing or Trading. Not applicable.

Item 5  Past Contracts, Transactions, Negotiations and Agreements

  (a)
  Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Related Party Transactions"

  •
  "Transactions in the Shares and ADSs"

  (b)
  Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Buyer Group Filing Persons' Purpose of and Reasons for the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

  (c)
  Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

  (d)
  Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Rollover and Support Agreement"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Transactions in the Shares and ADSs"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

Item 6  Purposes of the Transaction and Plans or Proposals

  (a)
  Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Buyer Group Filing Persons' Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "The Merger Agreement and Plan of Merger"

    •
    "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

  (b)(1)-
  (8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Merger Agreement and Plan of Merger"

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Buyer Group Filing Persons' Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

Item 7  Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Buyer Group Filing Persons' Purpose of and Reasons for the Merger"

  (b)
  Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger"

  •
  "Special Factors—Buyer Group Filing Persons' Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  (c)
  Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger"

  •
  "Special Factors—Buyer Group Filing Persons' Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Alternatives to the Merger"

  (d)
  Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  •
  "Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

    •
    "Special Factors—Interests of Certain Persons in the Merger"

    •
    "Special Factors—Material U.S. Federal Income Tax Consequences"

    •
    "Special Factors—Material PRC Tax Consequences"

    •
    "Special Factors—Material Cayman Islands Tax Consequences"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

Item 8  Fairness of the Transaction

  (a)-(b)
  Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Position of Buyer Group Filing Persons as to Fairness"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex B—Opinion of Citigroup Global Markets Inc. as Financial Advisor"

  (c)
  Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

  (d)
  Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

    •
    "Special Factors—Opinion of the Special Committee's Financial Advisor"

  (e)
  Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  (f)
  Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

Item 9  Reports, Opinions, Appraisals and Negotiations

  (a)
  Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Citigroup Global Markets Inc. as Financial Advisor"

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Citigroup Global Markets Inc. as Financial Advisor"

  (c)
  Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

              The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10  Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger"

  (b)
  Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  (c)
  Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Special Factors—Fees and Expenses"

  •
  "The Merger Agreement and Plan of Merger—Termination Fee"

  (d)
  Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "The Merger Agreement and Plan of Merger—Financing"

Item 11  Interest in Securities of the Subject Company

  (a)
  Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12  The Solicitation or Recommendation

  (a)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Position of Buyer Group Filing Persons as to Fairness"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting—Our Board's Recommendation"

Item 13  Financial Statements

  (a)
  Financial Information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2015 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2015, filed on April 19, 2016 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2015 and 2016 are incorporated herein by reference to the Company's 2016 second quarter earnings release furnished on Form 6-K on August 23, 2016.

    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    •
    "Financial Information"

    •
    "Where You Can Find More Information"

  (b)
  Pro Forma Information. Not applicable.

Item 14  Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Solicitation of Proxies"

  (b)
  Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 15  Additional Information

  (c)
  Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16  Exhibits

  (a)-(1)
  Proxy Statement of the Company dated November 4, 2016.

  (a)-(2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3)
  Form of Proxy Card, incorporated herein by reference to Annex H to the proxy statement.

  (a)-(4)
  Form of ADS Voting Instructions Card, incorporated herein by reference to Annex I to the proxy statement.

  (a)-(5)
  Press Release issued by the Company, dated August 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 1, 2016.

  (b)-(1)
  * Debt Commitment Letter, dated July 31, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Industrial Bank Co., Ltd.

  (b)-(2)
  ** Amended and Restated Equity Commitment Letter, dated September 30, 2016, by and among Parent, Changzhou Trina Solar Energy Co., Ltd. (a limited liability company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company, "TCZ") and Jiangsu Panji Investment Co., Ltd.

  (b)-(3)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingsheng Equity Investment & Management Co., Ltd.

  (b)-(4)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingjing Investment Management Co., Ltd.

  (b)-(5)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Great Zhongou Asset Management (Shanghai) Co., Ltd. and Tibet Great Zhongou New Energy Investment Co., Ltd.

  (b)-(6)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ and Liuan Xinshi Asset Management Co., Ltd.

  (b)-(7)
  ** Equity Commitment Letter, dated September 30, 2016, by and among Parent, TCZ and Changzhou Ruitai Venture Investment Management Co., Ltd.

  (c)-(1)
  Opinion of Citigroup Global Markets Inc., dated August 1, 2016, incorporated herein by reference to Annex B to the proxy statement.

  (c)-(2)
  * Discussion Materials prepared by Citigroup Global Markets Inc. for discussion with the special committee of the board of directors of the Company, dated August 1, 2016.

  (d)-(1)
  Agreement and Plan of Merger, dated August 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)
  Amendment No. 1 to Agreement and Plan of Merger, dated October 18, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(3)
  Rollover and Support Agreement, dated August 1, 2016, by and among Parent and the Rollover Securityholders, incorporated herein by reference to Annex E to the proxy statement.

  (d)-(4)
  Limited Guarantee, dated August 1, 2016, by Jiangsu Panji Investment Co., Ltd., Industrial Bank Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(5)
  Assignment and Assumption Agreement to Limited Guarantee, dated September 30, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Changzhou Ruitai Venture Investment Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(6)
  English translation of the Consortium Agreement, dated July 31, 2016, by Mr. Jifan Gao, Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (d)-(7)
  English translation of the Adherence Agreement to the Consortium Agreement, dated August 24, 2016, by Changzhou Ruitai Venture Investment Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (f)-(1)
  Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement.

  (f)-(2)
  Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

*
Previously filed on August 26, 2016.

**
Previously filed on September 30, 2016.

SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Date: November 4, 2016

Trina Solar Limited
By:	/s/ Sean Shao
Name: Sean Shao
Title: Member of the Special Committee

Fortune Solar Holdings Limited
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

Red Viburnum Company Limited
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

Jifan Gao
/s/ Jifan Gao

Chunyan Wu
/s/ Chunyan Wu

Wonder World Limited
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Authorized Signatory

Jiangsu Panji Investment Co., Ltd.
By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

Shanghai Xingsheng Equity Investment & Management Co., Ltd.
[Company chop is affixed]
By:	/s/ Xiaoqiang Zhuang
Name: Xiaoqiang Zhuang
Title: Executive Director

Shanghai Xingjing Investment Management Co., Ltd.
[Company chop is affixed]
By:	/s/ Bin Xie
Name: Bin Xie
Title: Executive Director

Great Zhongou Asset Management (Shanghai) Co., Ltd.
[Company chop is affixed]
By:	/s/ Bu Tang
Name: Bu Tang
Title: Chairman

Tibet Great Zhongou New Energy Investment Co., Ltd.
[Company chop is affixed]
By:	/s/ Ran Xu
Name: Ran Xu
Title: General Manager

Liuan Xinshi Asset Management Co., Ltd.
By:	/s/ Zhizhong Cheng
Name: Zhizhong Cheng
Title: General Manager

Changzhou Ruitai Venture Investment Management Co., Ltd.
[Company chop is affixed]
By:	/s/ Li Zhu
Name: Li Zhu
Title: Executive Director

Li Zhu
/s/ Li Zhu

Exhibit Index

  (a)-(1)
  Proxy Statement of the Company dated November 4, 2016.

  (a)-(2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3)
  Form of Proxy Card, incorporated herein by reference to Annex H to the proxy statement.

  (a)-(4)
  Form of ADS Voting Instructions Card, incorporated herein by reference to Annex I to the proxy statement.

  (a)-(5)
  Press Release issued by the Company, dated August 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 1, 2016.

  (b)-(1)
  * Debt Commitment Letter, dated July 31, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Industrial Bank Co., Ltd.

  (b)-(2)
  ** Amended and Restated Equity Commitment Letter, dated September 30, 2016, by and among Parent, Changzhou Trina Solar Energy Co., Ltd. (a limited liability company incorporated under the laws of the People's Republic of China and a wholly-owned subsidiary of the Company, "TCZ") and Jiangsu Panji Investment Co., Ltd.

  (b)-(3)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingsheng Equity Investment & Management Co., Ltd.

  (b)-(4)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Industrial Bank Co., Ltd. and Shanghai Xingjing Investment Management Co., Ltd.

  (b)-(5)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ, Great Zhongou Asset Management (Shanghai) Co., Ltd. and Tibet Great Zhongou New Energy Investment Co., Ltd.

  (b)-(6)
  * Equity Commitment Letter, dated August 1, 2016, by and among Parent, TCZ and Liuan Xinshi Asset Management Co., Ltd.

  (b)-(7)
  ** Equity Commitment Letter, dated September 30, 2016, by and among Parent, TCZ and Changzhou Ruitai Venture Investment Management Co., Ltd.

  (c)-(1)
  Opinion of Citigroup Global Markets Inc., dated August 1, 2016, incorporated herein by reference to Annex B to the proxy statement.

  (c)-(2)
  * Discussion Materials prepared by Citigroup Global Markets Inc. for discussion with the special committee of the board of directors of the Company, dated August 1, 2016.

  (d)-(1)
  Agreement and Plan of Merger, dated August 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)
  Amendment No. 1 to Agreement and Plan of Merger, dated October 18, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

  (d)-(3)
  Rollover and Support Agreement, dated August 1, 2016, by and among Parent and the Rollover Securityholders, incorporated herein by reference to Annex E to the proxy statement.

  (d)-(4)
  Limited Guarantee, dated August 1, 2016, by Jiangsu Panji Investment Co., Ltd., Industrial Bank Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(5)
  Assignment and Assumption Agreement to Limited Guarantee, dated September 30, 2016, by and between Jiangsu Panji Investment Co., Ltd. and Changzhou Ruitai Venture Investment Management Co., Ltd., in favor of TCZ, incorporated herein by reference to Annex F to the proxy statement.

  (d)-(6)
  English translation of the Consortium Agreement, dated July 31, 2016, by Mr. Jifan Gao, Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (d)-(7)
  English translation of the Adherence Agreement to the Consortium Agreement, dated August 24, 2016, by Changzhou Ruitai Venture Investment Management Co., Ltd., incorporated herein by reference to Annex G to the proxy statement.

  (f)-(1)
  Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement.

  (f)-(2)
  Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

*
Previously filed on August 26, 2016.

**
Previously filed on September 30, 2016.